UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38309

AGM GROUP HOLDINGS INC.

(Translation of registrant’s name into English)

c/o Creative Consultants (Hong Kong) Limited

Room 1502-3 15/F., Connuaght Commercial Building, 185 Wanchai Road

Wanchai, Hong Kong

+86-010-65020507 – telephone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously disclosed in the current report on Form 6-K filed with the SEC on January 22, 2020, on January 16, 2020, Tianjin AnGaoMeng Construction Development Co., Ltd. (formerly Shenzhen AnGaoMeng Construction Development Co., Ltd.) (“AGM Tianjin”), a PRC company and a wholly-owned subsidiary of AGM Group Holdings Inc. (“AGM Holdings”), entered into an equity transfer agreement (the “Equity Transfer Agreement”) with all the shareholders (the “Sellers” and together with AGM Tianjin, the “Parties”) of Yushu Kingo City Real Estate Development Co., Ltd. (“Yushu Kingo”), who collectively owns 100% of the equity interest in Yushu Kingo, pursuant to which agreement, in exchange for 100% of the equity interest in Yushu Kingo, AGM Tianjin agreed to pay $20,000,000 in cash (the “Cash Payment”) and cause AGM Holdings to issue 2,000,000 Class A ordinary shares, valued at $15 per share, subject to the terms and conditions of the Agreement. As of the date of this report, AGM Tianjin has made advance payments in the amount of $4,937,663.72 (the “Advance Payments”).

On April 6, 2021, the parties entered into a supplement agreement (“Supplement Agreement”) to the Equity Transfer Agreement. Pursuant to the Supplement Agreement, if AGM Tianjin decides not to proceed with the acquisition contemplated by the Equity Transfer Agreement and terminate such agreement on or before October 31, 2021, the Sellers shall return the Advance Payment and pay an additional 10% interest to AGM Tianjin. If the Sellers are unable to make such payment, the Sellers agreed to transfer the titles of real properties of Yushu Kingo to AGM Tianjin, valued with a 20% discount to market price. The Parties further agreed to conduct a new evaluation of Yushu Kingo’s assets and to enter into supplement agreement based on such evaluation.

The foregoing description of the Supplement Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Supplement Agreement, which is filed as Exhibit 10.1 hereto.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and that are subject to the safe harbor created by those sections. Statements that are not historical are forward-looking and reflect expectations and assumptions. Forward-looking statements are based on our current expectations of future events, and often can be identified in this report and elsewhere by using words such as “expect,” “strive,” “looking ahead,” “outlook,” “guidance,” “forecast,” “goal,” “optimistic,” “anticipate,” “continue,” “plan,” “estimate,” “project,” “believe,” “should,” “could,” “will,” “would,” “possible,” “may,” “likely,” “intend,” “can,” “seek,” “potential,” “pro forma,” or the negative thereof and similar expressions or future dates. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Supplement Agreement, dated April 6, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2021	AGM GROUP HOLDINGS INC.

	By:	/s/ Wenjie Tang
	Name:	Wenjie Tang
	Title:	Chief Executive Officer and Director